May 6, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re:	Request for Acceleration
Old Second Bancorp, Inc. (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-286687)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:30 a.m., Eastern Time, on Thursday, May 8, 2025, or as soon thereafter as practicable.

Please contact our counsel, Brittany McIntosh, at (864) 376-2326 with any questions you may have concerning this letter, or if you require any additional information. Please notify Ms. McIntosh when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Old Second Bancorp, Inc.

By:	/s/ Bradley S. Adams
Bradley S. Adams
EVP, Chief Operating Officer and Chief Financial Officer

37 South River Street, Aurora, Illinois 60507